FORM 4

[ ] Check this box if no longer                U.S. SECURITIES AND EXCHANGE COMMISSION
    subject to Section 16. Form                        Washington, D.C. 20549
    4 or Form 5 obligations may
    continue.  See Instruction 1(b).        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    Issuer Name and Ticker or Trading Symbol          6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Vrabeck        Kathy             P.        Activision, Inc. (ATVI)                        ___ Director      ___ 10% Owner
__________________________________________  _____________________________________________      X  Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for          --- title below)      below)
                                               Security Number of      Month/Year
                                               Reporting Person                               Executive Vice President,
c/o Activision, Inc.                           (Voluntary)             February 2001            Global Brand Management
3100 Ocean Park Boulevard                                              ______________________________________________________________
__________________________________________
                 (Street)                                           5. If Amendment, Date of  7. Individual or Joint/Group Filing
                                                                       Original (Month/Year)     (Check Applicable Line)
Santa Monica     California       90405                                                        X  Form Filed by One Reporting Person
__________________________________________                                                    --  Form Filed by More Than One
  (City)          (State)          (Zip)                                                          Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                  Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------
                                          Code    V
Common Stock, par value
  $.000001 per share            2/5/01      M           25,000      A      $12.25
Common Stock, par value
  $.000001 per share            2/5/01      S           25,000      D      $20.00
Common Stock, par value
  $.000001 per share            2/5/01      M            9,375      A       $6.00
Common Stock, par value
  $.000001 per share            2/5/01      S            9,375      D      $20.00
Common Stock, par value
  $.000001 per share            2/26/01     M            7,500      A      $8.625
Common Stock, par value
  $.000001 per share            2/26/01     S            7,500      D      $23.00      3,000.3923(1)         D

* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)

                                                      (Print or Type Responses)
                                                               Page 1 of 2

                              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)        (D)        able         Date
                                          (Month/
                                          Day/Year)
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Employee Stock Options                  $12.25          2/5/01     M                           25,000      8/5/00(2)     8/5/09
Employee Stock Options                   $6.00          2/5/01     M                            9,375      4/18/04(3)    4/18/10
Employee Stock Options                  $8.625          2/26/01    M                            7,500      2/3/01(4)     8/3/10
Employee Stock Options                  $8.625          8/3/00     A       V      75,000                   2/3/01(4)     8/3/10
Employee Stock Options                  $6.00           4/18/00    A       V      37,500                  10/1/00(5)     4/18/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options  Common Stock               25,000
Employee Stock Options  Common Stock                9,375
Employee Stock Options  Common Stock                7,500
Employee Stock Options  Common Stock               75,000
Employee Stock Options  Common Stock               37,500                    145,625              D

Explanation of Responses:

(1)  Includes 1,000.3923 shares acquired under the issuer's employee stock purchase plan in October 2000.
(2)  The options vest in three equal annual installments beginning on August 5, 2000.
(3)  The options vest on the fourth anniversary of the date of grant, except that if at any time from April 18, 2000 through March 31, 2001, the closing price of a share of common stock equals or exceeds $9.50 per share for five consecutive trading days, the options will vest on the day immediately following such five consecutive trading day period.
(4)  The options vest 20% on 2/3/01; 10% on each of 8/3/01, 2/3/02, 8/3/02, 2/3/03, 8/3/03 and 2/3/04; and 20% on 8/3/04.
(5)  The options vest in four equal installments on each of October 1, 2000; April 1, 2001; October 1, 2001; and April 1, 2002.

                                                                         /s/ Kathy P. Vrabeck                  3/7/01
**Intentional misstatements or omissions of facts constitute             -------------------------------      ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                   **Signature of Reporting Person       Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
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